Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE ANNUAL GENERAL MEETING OF STELLANTIS N.V.

To be held on Tuesday April 15, 2025 at 14:00 CEST at
the offices of Freshfields Bruckhaus Deringer LLP,
Strawinkylaan 10, 1077 XZ, Amsterdam,
The Netherlands

AGENDA FOR THE 2025 ANNUAL GENERAL MEETING OF STELLANTIS N.V. ("STELLANTIS" OR "COMPANY")

1.    Opening

2.    Annual Report 2024

a.Report of the Board of Directors for the financial year 2024 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2024 (advisory voting)
d.Adoption of the Annual Accounts 2024 (voting)
e.Approval of 2024 dividend (voting)
f.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2024 (voting)

3.    Appointment of Non-Executive Directors

a.Proposal to appoint Fiona Clare Cicconi as Non-Executive Director (voting)
b.Proposal to appoint Nicolas Dufourcq as Non-Executive Director (voting)
c.Proposal to appoint Ann Frances Godbehere as Non-Executive Director (voting)
d.Proposal to appoint Claudia Parzani as Non-Executive Director (voting)
e.Proposal to appoint Daniel Ramot as Non-Executive Director (voting)
f.Proposal to appoint Benoît Ribadeau-Dumas as Non-Executive Director (voting)
g.Proposal to appoint Alice Davey Schroeder as Non-Executive Director (voting)

4.    Appointment of the auditor and assurance provider

a.Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2025 (voting)

b.Proposal to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2025 (voting)

5.    Remuneration

a.Proposal to approve the revised Remuneration Policy of the Board of Directors (voting)

b.Proposal to approve the revised Equity Incentive Plan and authorization of the Board of Directors (i) to issue shares or grant rights to subscribe for shares and

(ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan (voting)

6.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

b.Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

7.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

8.    Cancellation of shares in the capital of the Company

Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

9.    Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE 2025 AGM OF STELLANTIS

1. Opening

The chairperson of the meeting will open the meeting.

2. Annual Report 2024

a. Report of the Board of Directors for the financial year 2024 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2024. For further details please refer to the “Report on Operations” section of the Annual Report.

b. Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy as referred to below contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25%-30% of the Company’s net profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company will be determined by the Board of Directors in its sole discretion and will be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

c. Remuneration Report 2024 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report reflecting 2024 remuneration is submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

From 2022 to early 2023, the Company and the Remuneration Committee had undergone a thorough and extensive campaign in gathering feedback from shareholders regarding remuneration principles and practices.

As a result, a number of changes were made:

•Payout schedule for the relative total shareholder return (“TSR”) metric for long term incentive compensation does no longer allow any vesting or payout for below-median performance relative to the TSR peer group;
•Remuneration Policy was amended by the General Meeting of Shareholders held on April 13, 2023, to provide, amongst other changes, solely for 100% Performance Share Units (“PSUs”) for Executive Directors in the Long-Term Incentive Plan while previously equity awards for Executive Directors included a 25% portion of time-based Restricted Share Units ("RSUs"); and
•Improving overall disclosures and transparency of our Remuneration Reports.

Following the advisory voting on the 2023 Remuneration Report at the Annual General Meeting of Shareholders held on April 16, 2024, which was positive for 70.21%, and the departure of Mr. Tavares, formerly the Company’s Chief Execitive Officer (the “former CEO”) in December 2024, the Company and the Remuneration Committee have continued their commitment for transparency with shareholders with the 2024 Remuneration Report, which includes not only the disclosure of the compensation that the former CEO received in 2024, but also compensation terms pertaining to the former CEO’s separation and release agreement with the Company.

The Remuneration Report for 2024 is contained in the Annual Report 2024 and is available on the Company's website (www.stellantis.com). For further details, please refer to the "Remuneration Report" section of the Annual Report 2024.

d. Adoption of the Annual Accounts 2024 (voting)

The Company's Annual Accounts 2024 have been drawn up by the Board of Directors and audited by the external auditor of the Company, Deloitte Accountants B.V., who have issued an unqualified opinion. It is proposed that the Annual Accounts 2024 be adopted by the General Meeting of Shareholders.

e. Approval of 2024 dividend (voting)

Subject to the adoption of the Company’s Annual Accounts 2024 by the General Meeting of Shareholders and in accordance with article 29 of the Company’s Articles of Association, the Board of Directors proposes to approve a dividend payment from the profits shown in the Annual Accounts 2024 on the Company’s common shares of EUR 0.68 per common share. This results in a total cash distribution for the financial year 2024 of approximately EUR 2 billion. The dividend will be paid fully in cash.

Upon approval by the General Meeting of Shareholders, the expected calendar for the common shares listed on the New York Stock Exchange, Euronext Milan and Euronext Paris will be as follows: (i) Ex-date: April 22, 2025 for Euronext Milan and Euronext Paris and April 23, 2025 for NYSE; (ii) Record date: April 23, 2025 for NYSE, Euronext Milan and Euronext Paris; (iii) Payment date: May 5, 2025 for NYSE, Euronext Milan and Euronext Paris.

The balance between the total amount of the dividend distribution for the financial year 2024 and the full amount of profits shown in the Company’s Annual Accounts 2024 shall be reserved and added to the relevant reserves of the Company (in accordance with the Company's articles of association and Dutch law) in order to further strengthen the capital position of the Group.

f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2024 (voting)

In accordance with article 24.9 of the Company’s articles of association, the General Meeting of Shareholders is requested to grant discharge to:

(i)    the executive directors in office in 2024 in respect of the performance of their management duties; and

(ii)    the non-executive directors in office in 2024 in respect of the performance of their non-executive duties,

as such performance is apparent from the Annual Report 2024 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2024.

3. Appointment of Non-Executive Directors

a.Proposal to appoint Fiona Clare Cicconi as Non-Executive Director (voting)
b.Proposal to appoint Nicolas Dufourcq as Non-Executive Director (voting)
c.Proposal to appoint Ann Frances Godbehere as Non-Executive Director (voting)
d.Proposal to appoint Claudia Parzani as Non-Executive Director (voting)
e.Proposal to appoint Daniel Ramot as Non-Executive Director (voting)
f.Proposal to appoint Benoît Ribadeau-Dumas as Non-Executive Director (voting)
g.Proposal to appoint Alice Davey Schroeder as Non-Executive Director (voting)

In accordance with the resolutions adopted by the General Meeting of Shareholders at the time of each appointment, the term of office of the seven non-executive directors of Stellantis shall lapse at the close of the 2025 General Meeting of Shareholders (April 15, 2025).

Ms. Fiona Clare Cicconi, Mr. Nicolas Dufourcq, Ms. Ann Frances Godbehere, Ms. Wan Ling Martello and Mr. Jacques de Saint-Exupéry were appointed for the term of office of four years beginning on January 17, 2021 and their term of office shall lapse immediately after the close of the first Annual General Meeting held after four years since January 17, 2021. Mr. Benoît Ribadeau-Dumas was appointed by the 2023 Annual General Meeting held on April 13, 2023 for a term of office of two years, and Ms. Claudia Parzani was appointed by the 2024 Annual General Meeting held on April 16, 2024 for a term of office of one year.

Taking into account the requirements set out in the Company's articles of association and board regulations, and with the recommendation of the ESG Committee, it is proposed to the General Meeting of Shareholders to appoint Ms. Fiona Clare Cicconi, Mr. Nicolas Dufourcq, Ms. Ann Frances Godbehere, Ms. Claudia Parzani, Mr. Daniel Ramot, Mr. Benoît Ribadeau-Dumas and Ms. Alice Davey Schroeder as non-executive directors (together, the "Nominated Directors"), who have stated their willingness to accept the appointment as non-executive directors. Mr. Benoît Ribadeau-Dumas is proposed for re-appointment to the General Meeting of Shareholders upon a binding nomination made by EXOR N.V and Mr. Nicolas Dufourcq is proposed for re-appointment to the General Meeting of Shareholders upon a binding nomination made by Bpifrance S.A.. The individuals proposed for appointment to the General Meeting of Shareholders upon a binding nomination by Exor N.V. and Bpifrance S.A. shall be appointed, unless the binding effect is overruled by the General Meeting of Shareholders by a two/thirds majority of the votes cast, with such two/thirds majority of the votes cast representing more than half of the Company's issued share capital.

According to Article 19.10 of the Company’s Articles of Association, the term of office of directors will in principle be, in short, for a period of two (2) years. By a resolution of the General Meeting of Shareholders, at the proposal of the Board of Directors, the period of two (2) years referred to in the preceding sentence may be deviated from.

In accordance with the above, it is proposed by the Board of Directors that the term of office of the Nominated Directors will be for a period ending directly after the close of the Annual General Meeting of Shareholders to be held in 2027.

Ms. Fiona Clare Cicconi, Mr. Nicolas Dufourcq, Ms. Ann Frances Godbehere, Ms. Claudia Parzani, Mr. Daniel Ramot, and Ms. Alice Davey Schroeder qualify as independent under both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code.

The relevant biographical details and curriculum vitae of the proposed candidates are available for inspection at the offices of the Company as well as on the Company’s website (www.stellantis.com).

4.    Appointment of the auditor and assurance provider

a.    Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2025 (voting)

Pursuant to article 27 of the Company's articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditor and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the re-appointment of Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2025.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the General Meeting of Shareholders the proposal to reappoint Deloitte Accountants B.V. as the Company's auditor for the financial year 2025.

b.    Proposal to appoint [Deloitte Accountants B.V.] as the Company's assurance provider for the financial year 2025 (voting)

The European Corporate Sustainability Reporting Directive ("CSRD") requires companies, in short, to appoint an external auditor (the "assurance provider") to carry out the limited assurance review of their sustainability reporting. The CSRD is not yet transposed into Dutch law, but transposition is expected to take effect in the course of 2025.

Article 2:393a Dutch Civil Code, as currently provided for by the proposed implementing bill, gives the general meeting the authority to appoint the assurance provider. By way of a transitional measure, the proposed implementing bill provides that for the 2024 and 2025 financial years, the Board of Directors may appoint the assurance provider.

Therefore, in relation to the financial year 2024, the Board of Directors, at the Audit Committee’s recommendation, appointed Deloitte Accountants B.V. as the Company's assurance provider to carry out the limited assurance review of our sustainability reporting.

Furthermore, the Board of Directors, at the Audit Committee’s recommendation, proposes to the General Meeting of Shareholders to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2025.

5.    Remuneration

a.    Proposal to approve the revised Remuneration Policy of the Board of Directors (voting)

In accordance with Dutch law, the Company's Remuneration Policy must be submitted to the General Meeting of Shareholders for approval at least every four years after its adoption. Upon recommendation of the Remuneration Committee of the Board of Directors, it is proposed to slightly revise the Company's Remuneration Policy as approved by General Meeting of Shareholders on April 15, 2021, and subsequently amended and approved by the General Meeting of Shareholders held on April 13, 2023 with 93,45% of votes in favor.

The amendment to the Company's Remuneration Policy in 2023 was proposed in response to the extensive shareholder outreach conducted from 2022 to early 2023. Based on that feedback, the Board of Directors decided upon a number of changes to the Company’s remuneration practices and disclosures, including the provision that equity awards under the Company’s Long Term Incentive Plan would consist solely of PSUs for the Executive Directors starting with the 2023 grant.

As the existing Remuneration Policy (including the 2023 amendment) is based on extensive shareholder input, the proposed changes to the Company's Remuneration Policy are limited. The objective of the Remuneration Policy is and remains to provide a compensation structure that allows Stellantis to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. A change that is proposed, based on a thorough review of competitive practices within the industry and our peer group, is an increase in the Long-Term Incentive (LTI) plan target incentive from 600% of base salary to a level not to exceed 800% of base salary and the LTI plan maximum incentive from 780% of base salary to a level not to exceed 1040% of base salary. The Company’s Remuneration Committee and the Board of Directors recognize that these adjustments are essential to attract and retain a highly qualified and experienced Chief Executive Officer given the Company’s global footprint and its significant business presence in both the United States and Europe. Importantly, this proposal does not alter the type of equity to be awarded to the Chief Executive Officer, which will continue to be 100% PSUs.

For further changes reference is made to the proposed Remuneration Policy (2025) and the compare version against the current remuneration policy (including the 2023 amendment). Both documents are available for inspection on the Company's website (www.stellantis.com ) as well as at the Company's offices.

Taking into account the above, the Board of Directors submits to General Meeting of Shareholders the proposal to approve the Remuneration Policy (2025) in its entirety. If adopted,

the Remuneration Policy (2025) of the Board of Directors will apply as of the date of General Meeting of Shareholders (April, 15, 2025).

Pursuant to article 19.11 of the Company's articles of association, the resolution to approve the revised Remuneration Policy requires an absolute majority of the votes cast.

b.    Proposal to approve the revised Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan (voting)

Upon recommendation of the Remuneration Committee of the Board of Directors, it is proposed to revise the Company's Equity Incentive Plan and its sub-plan (“EIP”), which was approved by General Meeting of Shareholders on April 15, 2021.

The EIP and its sub-plan provide for the grant of stock-based awards to eligible top performers and key leaders of the Company (and its subsidiaries and joint ventures, as applicable), in order to foster a strong performance-driven culture, to reward the best performers, and to align management and shareholders' interests in achieving the Company's financial and other objectives. The Company believes that the EIP will also assist in attracting and retaining individuals of specialized skills set, experience and ability, and will ultimately promote the long-term success of the Company. The EIP includes a sub-plan to allow participants residing in France to preserve the available tax treatment according to applicable laws and regulations.

The Board of Directors proposes to approve the revised EIP (2025), including the issuance of up to a maximum of 60 million common shares to eligible individuals, covering annual equity grants awarded between the date of the 2025 Annual General Meeting of Shareholders (April 15, 2025) through the date of the Annual General Meeting of Shareholders in 2030.

In accordance with article 19.13 of the Company's articles of association and Dutch law, it is proposed that a maximum number of 10.5 million common shares in the capital of the Company will be available for the Company's Executive Directors under the EIP, subject to and in accordance with the conditions of the Company's Remuneration Policy. Accordingly, the maximum available number of common shares for the Company's Executive Directors referred to in this agenda item should therefore be considered as the maximum reservation of common shares that could be needed to execute the Company's Remuneration Policy with respect to the Company's Executive Directors in the abovementioned period.

The Long Term Incentive Plan (“LTIP”) consists of annual grants from the EIP, which includes performance-related metrics and targets and a vesting opportunity of at least three years. The LTIP is reviewed and approved each year by the Board of Directors upon the recommendation of the Remuneration Committee. The LTIP includes a performance related component consisting of PSUs, each representing the right to receive one common share in the capital of the Company subject to the achievement of certain performance targets over a period not less than three years, and of RSUs, each representing the right to receive one common share in the capital of the Company subject to the continuing employment of the participant with the Group, in both cases subject to acceptable individual performance. For the avoidance of doubt, RSUs are not available for the Company's Executive Directors.

Taking into account the above, it is proposed to the General Meeting of Shareholders to approve the revised EIP (2025), which approval includes granting the authority to the Board of Directors to issue shares or grant rights to subscribe for shares under the EIP (2025) and its sub-plans, up to a maximum of 60 million common shares (including a maximum number of 10.5 million common shares in the capital of the Company for the Company's Executive Directors, subject to and in accordance with the conditions of the Company's Remuneration Policy), and to exclude preemptive rights of shareholders in that regard, both for a period of five years as per the date of the 2025 Annual General Meeting of Shareholders (April 15, 2025).

The authorization set out above is a separate authorization from the authorization as referred to in agenda item 6, and, if this agenda item will be adopted, will replace the existing authorization of the Board of Directors to issue shares or grant rights to subscribe for shares under the existing EIP (which was granted for up to a maximum of 100 million common shares (including a maximum number of 10.5 million common shares in the capital of the Company for the Company's Executive Directors) and to exclude pre-emptive rights of shareholders in that regard, as granted by the General Meeting of Shareholders on April 15, 2021.

The proposed EIP (2025), including a compare against the current EIP, is available for inspection on the Company's website (www.stellantis.com) or at the Company's offices.

6.    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.    Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to issue common shares in the Company's capital and to grant rights to subscribe for common shares in the Company's capital.

This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2025 General Meeting of Shareholders (April 15, 2025) for a period of 18 months and therefore up to and including October 14, 2026 (being the date 18 months from the date of the 2025 General Meeting of Shareholders), and is limited to 10% of the issued common shares for general corporate purposes as per the date of the 2025 General Meeting of Shareholders (April 15, 2025), which can be used for any and all purposes.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of and/or the grant of rights to subscribe for common shares. If approved, the authorization granted will replace the current authorization of the Board of Directors to issue common shares and to grant rights to subscribe for common shares in the Company's capital, which was granted by the General Meeting of Shareholders held on April 16, 2024 for a period of eighteen months starting on April 16, 2024.

b.    Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

In accordance with article 8 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the Company's capital. This proposal concerns the extension of the authorization of the Board of Directors as per the date of the 2025 General Meeting of Shareholders (April 15, 2025) for a period of 18 months and therefore up to and including October 14, 2026 (being the date 18 months from the date of the 2025 General Meeting of Shareholders).

The proposed authorization, in combination with the authorization under agenda item 6.A, will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issue of and/or the grant of rights to subscribe for common shares with or without limited preemptive rights. The authorization is limited to the percentages of the capital as described under agenda item 6.A. In accordance with article 8 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the General Meeting of Shareholders. If one half or more of the issued share capital is represented at the General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast. If approved, the authorization granted will replace the current authorization of the Board of Directors to exclude or limit pre-emptive rights with respect to common shares, which was granted by the General Meeting of Shareholders held on April 16, 2024 for a period of eighteen months starting on April 16, 2024.

7.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service employee equity plans globally and equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would be in the best interest of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the

Company’s issued common shares as per the date of the 2025 General Meeting of Shareholders (April 15, 2025) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or Euronext Milan and/or Euronext Paris (as the case may be).
The authority pursuant to this item shall be for a period of 18 months from the date of the 2025 General Meeting of Shareholders (April 15, 2025) and therefore up to and including October 14, 2026.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.
The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 16, 2024. The repurchase of common shares under this agenda item includes depositary receipts thereof.

8.    Cancellation of shares in the capital of the Company

Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

It is proposed to the General Meeting of Shareholders to cancel any or all common shares in the share capital of the Company which are held by the Company on the date of the 2025 General Meeting of Shareholders (April 15, 2025) or will be acquired by the Company under the authorization referred to under agenda item 7.

The actual number of common shares that will be cancelled will be determined by the Board of Directors, with a maximum of the number of common shares held by the Company on the date of the 2025 General Meeting of Shareholders (April 15, 2025) plus the number of common shares that may be acquired by the Company in accordance with the authorization referred to under agenda item 7. The cancellation may be effected by the Board of Directors in one or more tranches.

The common shares held by the Company in its own share capital include 15.575.433 common shares that have been acquired under the share buyback programs.

The purpose of this proposal is the cancellation of common shares held by the Company or that will be acquired in accordance with the authorization referred to under agenda item 7, to the extent that such common shares shall not be used to cover obligations under employee equity plans, share based compensation plans or other obligations.

The cancellation of the common shares shall be effected with due observance of the provisions of section 2:100 of the Dutch Civil Code and the Company’s articles of association. This applies to each tranche.

9. Closing

The chairperson of the meeting will close the meeting.